October 11, 2012

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	NBCUniversal Media, LLC
Form 10-K for the fiscal year ended December 31, 2011
Filed February 23, 2012
Response dated August 2, 2012
File No. 333-174175

Dear Mr. Spirgel:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”) dated September 7, 2012, relating to the review of our Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K”).  For your convenience, we have reproduced the Staff’s comment preceding our response below.  Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for the year ended December 31, 2011

Item 8: Financial Statements and Supplementary Data

Consolidated Statement of Income, page 47

1.
We note your response to prior comment one. As discussed with you in our telephone call on September 5, 2012, we continue to believe that your current presentation is not in compliance with Rule 5-03 of Regulation S-X. Please revise your presentation accordingly.

Response

We appreciated the opportunity to obtain the Staff’s insights on our Consolidated Statement of Income presentation.  On our telephone call, the Staff asked us to consider including on the face of the income statement the expense captions that we currently have in our Supplemental Financial Information Note to our consolidated financial statements.  Accordingly, we will incorporate such captions, with modifications similar to those we have proposed for our parent, Comcast Corporation, on the face of the income statement beginning with our Form 10-K for the fiscal year ending December 31, 2012.
*           *           *

Please do not hesitate to call me at (215) 286-8514 with any questions you may have with respect to the foregoing.

Sincerely, /s/ Lawrence J. Salva
Lawrence J. Salva Senior Vice President and Principal Accounting Officer

cc:
Brian L. Roberts, Principal Executive Officer
Michael J. Angelakis, Principal Financial Officer
Arthur R. Block, Senior Vice President
J. Michael Cook, Director and Chairman of Comcast Corporation Audit Committee
Bruce K. Dallas, Davis Polk & Wardwell LLP
Michael Titta, Deloitte &Touche LLP
John Malvisi, Deloitte &Touche LLP